SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                            AMES NATIONAL CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    031001100
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

  [_] Rule 13d-1(b)
  [X] Rule 13d-1(c)
  [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 031001100                 SCHEDULE 13G

1.  Name of Reporting Person

    Robert W. Stafford

    I.R.S. Identification No. of Above Person (entities only)

    Not Applicable

2.  Check the appropriate box if a member of a group

    (a)  _____

    (b)  __X__

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5.  Sole Voting Power

    173,659

6.  Shared Voting Power

    154,338

7.  Sole Dispositive Power

    173,659

8.  Shared Dispositive Power

    154,338

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    327,997

10. Check box if the aggregate amount in Row (9) excludes certain shares

11. Percent of Class Represented by Amount in Row 9

    10.5%

12. Type of Reporting Person

    IN

1.  Name of Reporting Person

    Charlotte H. Stafford

    I.R.S. Identification No. of Above Person (entities only)

    Not Applicable

2.  Check the appropriate box if a member of a group

    (a)  _______

    (b)  ___X___

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole Voting Power

    11,380

6.  Shared Voting Power

    154,338

7.  Sole Dispositive Power

    11,380

8.  Shared Dispositive Power

    154,338

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    165,718

10. Check box if the aggregate amount in Row (9) excludes certain shares

11. Percent of Class Represented by Amount in Row 9

    5.3%

12. Type of Reporting Person

    IN

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

ITEM 1(a).   NAME OF ISSUER.

             Ames National Corporation


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             P.O. Box 846 Ames, IA 50010


ITEM 2(a).   NAME OF PERSON FILING.

             This filing is made on behalf of Robert W.  Stafford and  Charlotte
             H. Stafford. Mr. Stafford and Ms. Stafford each disclaim membership in a group. Mr. Stafford disclaims beneficial ownership of the 11,380 shares over which Ms. Stafford has sole voting and dispositive power. Ms. Stafford disclaims beneficial ownership of the 173,659 shares over which Mr. Stafford has sole voting and dispositive power. Mr. Stafford and Ms. Stafford are co-trustees of two trusts with aggregate holdings of 154,338 shares over which Mr. Stafford and Ms. Stafford have shared voting and dispositive power. Mr. Stafford, however, disclaims any pecuniary interest in any of the shares held by the trusts.

ITEM 2(b).   ADDRESS OF THE PRINCIPAL OFFICES OR RESIDENCE:

             Robert W. Stafford's business address is P.O. Box 846, Ames, Iowa 50010 and Charlotte H. Stafford's residence address is 9701 Meyer Forest Drive, Apt. 12202, Houston, Texas 77096-4324.

ITEM 2(c).   CITIZENSHIP.

             Robert W. Stafford - Iowa
             Charlotte H. Stafford - Texas

ITEM 2(d).   TITLE OF CLASS OF SECURITIES.

             Common Stock.


ITEM 2(e).   CUSIP NUMBER.

             031001100


ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable

ITEM 4.      OWNERSHIP.

             As of December 31, 2004, Robert W. Stafford and Charlotte H. Stafford, collectively, beneficially owned an aggregate of 339,377 shares of the common stock of Ames National Corporation, which represented approximately 10.8 percent of the outstanding shares. Mr. Stafford and Ms. Stafford each disclaim membership in a group, and their individual share ownership and percentages and
             information   regarding   the   manner  in  which  the  shares  are
             beneficially owned are set forth in their respective cover pages. Mr. Stafford disclaims beneficial ownership of the 11,380 shares over which Ms. Stafford has sole voting and dispositive power. Ms. Stafford disclaims beneficial ownership of the 173,659 shares over which Mr. Stafford has sole voting and dispositive power. Mr. Stafford and Ms. Stafford are co-trustees of two trusts with aggregate holdings of 154,338 shares over which Mr. Stafford and Ms. Stafford have shared voting and dispositive power. Mr. Stafford, however, disclaims any pecuniary interest in any of the shares held by the trust.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable

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


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable


ITEM 9.      NOTICE OF DISSOLUTION OF A GROUP.

             Not Applicable


ITEM 10.     CERTIFICATION.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               BY:  /s/ Robert W. Stafford
                                                    ----------------------------

                                                    Name:  Robert W. Stafford


                                               BY:  /s/ Charlotte H. Stafford
                                                    ----------------------------

                                                    Name:  Charlotte H. Stafford


Date:    February 1, 2005


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


                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


Robert W. Stafford and Charlotte H. Stafford agree that the Schedule 13G to which this Joint Filing Agreement is attached, relating to the Common Stock of Ames National Corporation, is filed on behalf of each of them.




                                               BY:  /s/ Robert W. Stafford
                                                    ----------------------------

                                                    Name:  Robert W. Stafford

                                               BY:  /s/ Charlotte H. Stafford
                                                    ----------------------------

                                                    Name:  Charlotte H. Stafford


Date:    February 1, 2005



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